UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                                  AZONIC CORP.
                       ----------------------------------
        (Exact name of registrant as specified in its corporate charter)


                                    000-26509
                                    ---------
                              (Commission File No.)


              Nevada                           84-1517404
              -------                           ----------
      (State of Incorporation)          (IRS Employer Identification No.)


                                2530 South Rural Road.
                               Tempe, Arizona 85282
            -------------------------------------------------------
                    (Address of principal executive offices)


                                 (480) 731-9100
                                ----------------
                         (Registrant's telephone number)

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

                                  AZONIC, INC.

                       NOTICE TO SHAREHOLDERS PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                          TO SEND THE COMPANY A PROXY.


GENERAL
- -------

     This Information Statement is being mailed on or about June __, 2003 to the holders of record as of June __, 2003, of common stock, (the "common stock"), of Azonic, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of new directors, to the Board of Directors of the Company (the "Designee").

     Effective ten days after this Notice to Shareholders is mailed in compliance with Section 14f of the Securities Exchange Act of 1934., J.R. Nelson resigned as Director. Howard Baer has become Chairman and was appointed to the Board of Directors on June 13, 2003.

CONSUMMATION OF A TRANSACTION HAS RESULTED IN A CHANGE OF CONTROL.
- -----------------------------------------------------------------

     On ________, 2003, Carriage Hous Capital Corp, entered into a Share Purchase Agreement whereby it purchased 5,700,000 shares or 95% of Azonic Corp. from J.R. Nelson, John and Lisa Brasher and Nordstom Forbes & Lincoln, Inc.

     No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.


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


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
- -----------------------------------------------

VOTING SECURITIES OF THE COMPANY:
- --------------------------------

     On May 30, 2003, there were 36,087,381 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
- --------------------------------------------------------------

    The sole class of equity securities of the Company issued and outstanding is the common stock.

     The following table sets forth, as of May 30, 2003, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:


Name and Address of              Amount and nature of        Post Transaction*
Beneficial Owner                 Beneficial Ownership (1)    % of Class
- ------------------------------------------------------------------------------
Carriage House Capital Corp.     5,700,000                   95%
(beneficially Howard Baer)(3)
- ------------------------------------------------------------------------------
J.R. Nelson (2)                  100,000                     1.6%
- ------------------------------------------------------------------------------
Kevin Baer (1)                   0                           0
- ------------------------------------------------------------------------------
Jeffery Richards (1)             0                           0
- ------------------------------------------------------------------------------
All Current Officers and
Directors as a Group             5,800,000                   96.6%
- ------------------------------------------------------------------------------
Officers & Directors as a
Group, including new appointees
and excluding resigning
directors                        5,700,000                   95%
- -------------------------------------------------------------------------------
Total Shares Issued and
Outstanding                      6,000,000                   100%
- -------------------------------------------------------------------------------

     * Transaction refers to Plan and Agreement of Reorganization whereby Southern Group International, Inc. has acquired 100% of the issued and outstanding shares of National Coal Corp. in exchange for 34,200,000 newly issued shares.

(1)     Officer
(2)     Resigning Director/Officer


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

(3)     Director

     All of the above disclaim any beneficial ownership in shares owned by other family members, except as noted.

Notes to the table:

     Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS
- --------------------------------

     The following sets forth the names and ages of the current Director, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2002, the Board of Directors held one formal meeting. There are no family relationships among any of the Directors, nominees or executive officers.

JEFFERY R.  RICHARDS,  age 62, CFO  obtained a Diploma of  Theology in 1963 from
Australian College of Divinity, and a Diploma of Divinity in 1963 from Australian College of Divinity. He obtained a Licentiate of Theology, Australian College of Divinity in 1964 and a Diploma of Religious Education from New South Wales Theological College in 1966. He obtained a Diploma of Theology in 1973 from Monash University, Australia. He earned a Bachelor of Economics and Politics from the Australian Institute of Chartered Secretaries in 1975. He is a Chartered Secretary in Australia and is a Certified Practicing Accountant (1974) of the Australian Society of Accountants.

HOWARD R. BAER, age 60, Chairman and Director attended Burdette College in Boston, MA from 1959 - 1960 where he studied business law and accounting. From 1989 to present he has been President and Director of Carriage House Capital of Phoenix, AZ, which consults with and advises clients on capital structure and business, and mergers and acquisitions.

KEVIN C. BAER, age 34, Secretary attended NSCC from 1987 - 1990 in Beverly, MA. where he earned a AA in Marketing. From 1991 to present he has been employed by Carriage House Capital Corp. where he started as a trainee and has been Executive Vice President since 1997 to date. His primary responsibility was in consulting with potential clients on capital structure, business plans and mergers and acquisitions. From 1999 - 2001 he was Secretary Treasurer and Director of Politics.Com, Inc. From 1994 to present he has been President, Secretary and Treasurer of Northeast Investments, Inc., where he supervised occasional investment opportunities.

J. R. NELSON. Mr. Nelson received a B.A. Degree in Communications with an English minor and additional courses in Psychology. Until 1983 Mr. Nelson was an Officer and Director of J.R. Nelson and Associates, Inc., a technical recruiting company with over 250 employees that he cofounded in 1971. After selling his ownership in 1983, he has since been self-employed as a business consultant. Mr. Nelson is an executive officer or director of Boochm Systems, Incorporated, a company that files or is required to file reports with the SEC. Mr. Nelson has been an officer & director of the Company since inception. He was also President and Director of Houston Operating Company 2000 to 2003.

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


FAMILY RELATIONSHIPS

Kevin Baer is the son of Howard Baer.

STANDING AUDIT COMMITTEE.  None.
- -------------------------

NOMINATION COMMITTEE.  None.
- --------------------

COMPENSATION COMMITTEE.  None.
- ----------------------

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

EXECUTIVE COMPENSATION
- ----------------------

     No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

     The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

     The Company did not provide compensation to the prior officers and directors.

LEGAL PROCEEDINGS:
- -----------------

     The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:
- ------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

     The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

     J.R. Nelson, sole officer and director of the company and John Brasher beneficial owner of more than 10% of the Company's common stock, were each required to file a Statement of Beneficial ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section 12(g) of the 10 Act. None of them made a timely filing on Form 3. None of the named individuals filed Form 5 for year ended March 31, 2003.






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

OTHER INFORMATION:
- -----------------

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated:  June 11, 2003

                                 By Order of the Board of Directors
                                 Azonic, Inc.


                                 By: /s/ Howard Baer
                                     --------------------------------
                                      Howard Baer, Chairman


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